

P.E 3-19-02

0-13727

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
MAR 21 2002
366
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For March 19 , 2002


PROCESSED
APR 01 2002
THOMSON
FINANCIAL

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

CRGH

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated March 19, 2002.
2.	Press release dated March 14, 2002.

Document 1

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (British Columbia)
And similar provisions of other applicable legislation

ITEM 1. REPORTING ISSUER

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 14, 2002

ITEM 3. PRESS RELEASE

A press release was issued by the Company on March 14, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced its audited financial results for the fourth quarter and the year 2001. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $10.9 million, an increase of 26 per cent from 2000. Revenue for the year was $39.3 million, 25 per cent greater than for 2000 due to the April start up of the Company's Huaron mine in Peru, and limited production since early 2001 from the La Colorada mine in Mexico. Full-year silver production was 6.9 million ounces, an increase of 92 per cent from last year. Zinc production for the year increased 26 per cent to 30,894 tonnes (2000 -- 24,462 tonnes).

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company reports its audited financial results for the fourth quarter and the year 2001. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $10.9 million, an increase of 26 per cent from 2000. Revenue for the year was $39.3 million, 25 per cent greater than for 2000 due to the April start up of the Company's Huaron mine in Peru, and limited production since early 2001 from the La Colorada mine in Mexico. Full-year silver production was 6.9 million ounces, an increase of 92 per cent from last year. Zinc production for the year increased 26 per cent to 30,894 tonnes (2000 -- 24,462 tonnes).

The Company incurred a fourth quarter loss of $4.4 million or $0.12 per share and a loss for the year of $8.1 million or $0.22 per share (Q4 2000 -- loss of $6.4 million or $0.19 per share; 2000 loss $45.9 million or $1.35 per share). Excluding the unusual property write downs in 2000, the financial results of 2001 were poorer due primarily to lower metal prices and also to severance expenses of $0.5 million, a $0.5 million increase in interest expense, negative metal price adjustments on concentrate shipped earlier in the year and higher depreciation and reclamation expenses. During the year, Pan American reduced personnel, lowered production from Quiruvilca and implemented a number of other cost-cutting measures. The costs associated with most of these measures were reflected in the fourth quarter -- during 2002, the resulting benefits will be realized.

Although fourth quarter metal prices remained very low, prices have improved considerably this year from their lows set in 2001. The silver price averaged $4.32 per ounce for the fourth quarter compared to $4.74 in the fourth quarter 2000, a decline of 9 per cent. The annual average silver price for 2001 was $4.40 per ounce compared to $4.94 in 2000, a decline of 11 per cent. The zinc price fared even worse, dropping to a record low level in real terms at $0.35 per pound in the fourth quarter of 2001 compared to $0.49 per pound for the fourth quarter of 2000, a decline of 29 per cent. For 2001, the annual average zinc price of $0.40 per pound was $0.11 per pound or 22 per cent lower than in 2000. The low zinc price significantly lowered the Company's by-product revenue and consequently increased total cash and total production costs per ounce at all operations, most significantly at the Quiruvilca mine.

Operating activities consumed $2.1 million in cash over the course of the year including $1.0 million during the fourth quarter. In 2000, operating activities generated $0.6 million including $0.3 million in the fourth quarter. A total of $6.5 million was spent during 2001 for mine development and on equipment (Q4 2001 -- $0.8 million). During 2000, capital spending totaled $19.0 million (Q4 2000 - $4.1 million). For 2001 and 2000 most of the capital spending was incurred on construction of the Huaron mine. During 2001, the Company made net debt repayments of $5.0 million. At December 31, long-term debt was $5.0 million.

Cash and cash equivalents at December 31, 2001 stood at $3.3 million (December 31, 2000 - $7.5 million), and have since increased significantly due to the recent completion of a public offering of 3.45 million common shares for net proceeds of $15.6 million. The Company's CEO, Ross Beaty, said, "2001 was another year of great progress in operations but record low metal prices made it a tough year from a financial standpoint. We successfully opened our new Huaron silver mine in Peru on time and on budget while increasing our ownership in Huaron to 100 per cent. We opened our La Colorada silver mine in Mexico to small-scale production. We repaid our Huaron construction loan in full and raised $6.5 million in long-term debt in Peru. Our recent equity financing has strengthened our balance sheet and provided the equity funds necessary for the planned expansion of our La Colorada mine. I believe silver and zinc prices will continue to improve this year, and I expect our hard work and operational successes in 2001 will reward us with improved financial results this year."

At the Huaron mine, mill production began in April. In August, the Company increased its interest in Huaron to 100 per cent by selling a small parcel of land to a neighboring mine. The Company recorded a $3.5 million gain on this transaction. In addition, a portion of the Huaron land package outside the mine area was optioned to Anglo American during 2001, and Anglo performed ground and airborne exploration for polymetallic mineralization. Projected production from Huaron in 2002 is 4.7 million ounces of silver, 17,000 tonnes of zinc and 12,000 tonnes of lead. Ore grade to date in 2002 has been in excess of planned levels due to the recent discovery of a wide zone of above-average grade zinc mineralization that is expected to contribute to production throughout the year.

At the Quiruvilca mine, operating costs decreased due to a number of cost-cutting measures, but metal prices, particularly zinc, decreased even more resulting in continued operating losses. Production from Quiruvilca in 2002 is estimated at 3.2 million ounces of silver and 20,550 tonnes of zinc. Metal prices are currently close to those necessary for Quiruvilca to generate positive operating results. The Tres Cruces gold project near the Quiruvilca mine was dormant during the year, however Barrick Gold maintained an active exploration program at the Company's Los Angeles gold property, also adjacent to the Quiruvilca mine.

In Mexico, the Company opened and operated successfully the high-grade La Colorada silver mine under a limited scale production plan. In January 2002 the mine was expanded to 200 tonnes per day and planned silver production for 2002 at this limited scale is 1.2 million ounces. An updated feasibility study was completed on an expansion of the mine to 800 tonnes per day at a capital cost of $18.2 million. Planning is in progress to initiate construction provided silver prices maintain current levels. The Company continues to actively search for other silver projects in Mexico.

At other projects, the Company leased the San Vicente project in Bolivia to a well-known Bolivian mining company for a two-year limited scale toll mining operation to assist social conditions around the mine and offset mine maintenance costs. In Russia, the Dukat project was not advanced during the year, but the 80 per cent owner Polymetal has indicated its intention to proceed with mine construction in 2002.

The Company ended 2001 with silver reserves and resources totaling 612 million ounces, including proven and probable reserves of 168 million ounces. In 2002, The Company's long-life silver production is expected to increase to 9 million ounces and, subject to the expansion at La Colorada, 2003 silver production is expected to exceed 11 million ounces.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is <u>not</u> being filed on a confidential basis.

ITEM 7. ***OMITTED INFORMATION***

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. ***SENIOR OFFICERS***

For Further information, please contact:

Name:	Gordon Jang
Office:	Controller and Corporate Secretary
Telephone:	(604) 684-1175

ITEM 9. ***STATEMENT OF SENIOR OFFICER***

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 19th day of March, 2002.

(signed) Gordon Jang
Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 2



Pan American will host a conference call on Friday March 15th at 8:00 a.m. Pacific time (11 a.m. Eastern time) to discuss 2001's financial and operational results, give project updates, and answer questions. To listen to the call live, dial **1-416-695-5806**. To listen to a playback of the call after it has ended, dial **1-416-695-5800** and enter the pass code **1104294**. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

March 14, 2002

PAN AMERICAN SILVER CORP. REPORTS YEAR-END AND FOURTH QUARTER RESULTS

Vancouver, British Columbia – Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) reports its audited financial results for the fourth quarter and the year 2001. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $10.9 million, an increase of 26 per cent from 2000. Revenue for the year was $39.3 million, 25 per cent greater than for 2000 due to the April start up of the Company's Huaron mine in Peru, and limited production since early 2001 from the La Colorada mine in Mexico. Full-year silver production was 6.9 million ounces, an increase of 92 per cent from last year. Zinc production for the year increased 26 per cent to 30,894 tonnes (2000 – 24,462 tonnes).

Pan American incurred a fourth quarter loss of $4.4 million or $0.12 per share and a loss for the year of $8.1 million or $0.22 per share (Q4 2000 – loss of $6.4 million or $0.19 per share; 2000 loss $45.9 million or $1.35 per share). Excluding the unusual property write downs in 2000, the financial results of 2001 were poorer due primarily to lower metal prices and also to severance expenses of $0.5 million, a $0.5 million increase in interest expense, negative metal price adjustments on concentrate shipped earlier in the year and higher depreciation and reclamation expenses. During the year, Pan American reduced personnel, lowered production from Quiruvilca and implemented a number of other cost-cutting measures. The costs associated with most of these measures were reflected in the fourth quarter – during 2002, the resulting benefits will be realized.

Although fourth quarter metal prices remained very low, prices have improved considerably this year from their lows set in 2001. The silver price averaged $4.32 per ounce for the fourth quarter compared to $4.74 in the fourth quarter 2000, a decline of 9 per cent. The annual average silver price for 2001 was $4.40 per ounce compared to $4.94 in 2000, a decline of 11 per cent. The zinc price fared even worse, dropping to a record low level in real terms at $0.35 per pound in the fourth quarter of 2001 compared to $0.49 per pound for the fourth quarter of 2000, a decline of 29 per cent. For 2001, the annual average zinc price of $0.40 per pound was $0.11 per pound or 22 per cent lower than in 2000. The low zinc price significantly lowered Pan American's by-product revenue and consequently increased total cash and total production costs per ounce at all operations, most significantly at the Quiruvilca mine.

Operating activities consumed $2.1 million in cash over the course of the year including $1.0 million during the fourth quarter. In 2000, operating activities generated $0.6 million including $0.3 million in the fourth quarter. A total of $6.5 million was spent during 2001 for mine development and on equipment (Q4 2001 -- $0.8 million). During 2000, capital spending totaled $19.0 million (Q4 2000 - $4.1 million). For 2001 and 2000 most of the capital spending was incurred on construction of the Huaron mine. During 2001, Pan American made net debt repayments of $5.0 million. At December 31, long-term debt was $5.0 million.

Cash and cash equivalents at December 31, 2001 stood at $3.3 million (December 31, 2000 - $7.5 million), and have since increased significantly due to the recent completion of a public offering of 3.45 million common shares for net proceeds of $15.6 million.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

Pan American's CEO, Ross Beaty, said, "2001 was another year of great progress in operations but record low metal prices made it a tough year from a financial standpoint. We successfully opened our new Huaron silver mine in Peru on time and on budget while increasing our ownership in Huaron to 100 per cent. We opened our La Colorada silver mine in Mexico to small-scale production. We repaid our Huaron construction loan in full and raised $6.5 million in long-term debt in Peru. Our recent equity financing has strengthened our balance sheet and provided the equity funds necessary for the planned expansion of our La Colorada mine. I believe silver and zinc prices will continue to improve this year, and I expect our hard work and operational successes in 2001 will reward us with improved financial results this year."

At the Huaron mine, mill production began in April. In August, Pan American increased its interest in Huaron to 100 per cent by selling a small parcel of land to a neighboring mine. Pan American recorded a $3.5 million gain on this transaction. In addition, a portion of the Huaron land package outside the mine area was optioned to Anglo American during 2001, and Anglo performed ground and airborne exploration for polymetallic mineralization. Projected production from Huaron in 2002 is 4.7 million ounces of silver, 17,000 tonnes of zinc and 12,000 tonnes of lead. Ore grade to date in 2002 has been in excess of planned levels due to the recent discovery of a wide zone of above-average grade zinc mineralization that is expected to contribute to production throughout the year.

At the Quiruvilca mine, operating costs decreased due to a number of cost-cutting measures, but metal prices, particularly zinc, decreased even more resulting in continued operating losses. Production from Quiruvilca in 2002 is estimated at 3.2 million ounces of silver and 20,550 tonnes of zinc. Metal prices are currently close to those necessary for Quiruvilca to generate positive operating results. The Tres Cruces gold project near the Quiruvilca mine was dormant during the year, however Barrick Gold maintained an active exploration program at Pan American's Los Angeles gold property, also adjacent to the Quiruvilca mine.

In Mexico, Pan American opened and operated successfully the high-grade La Colorada silver mine under a limited scale production plan. In January 2002 the mine was expanded to 200 tonnes per day and planned silver production for 2002 at this limited scale is 1.2 million ounces. An updated feasibility study was completed on an expansion of the mine to 800 tonnes per day at a capital cost of $18.2 million. Planning is in progress to initiate construction provided silver prices maintain current levels. Pan American continues to actively search for other silver projects in Mexico.

At other projects, Pan American leased the San Vicente project in Bolivia to a well-known Bolivian mining company for a two-year limited scale toll mining operation to assist social conditions around the mine and offset mine maintenance costs. In Russia, the Dukat project was not advanced during the year, but the 80 per cent owner Polymetal has indicated its intention to proceed with mine construction in 2002.

Pan American ended 2001 with silver reserves and resources totaling 612 million ounces, including proven and probable reserves of 168 million ounces. In 2002, Pan American's long-life silver production is expected to increase to 9 million ounces and, subject to the expansion at La Colorada, 2003 silver production is expected to exceed 11 million ounces.

- End -

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

2001 Year End and Fourth Quarter Highlights

	Three Months Ended December 31,		Years Ended December 31,	
	2001	2000	2001	2000
Financial highlights (in U.S. $000's)				
Net income (loss)	($4,388)	($6,363)	($8,077)	($45,878)
Earnings (loss) per share	(0.12)	(0.19)	(0.22)	(1.35)
Investing activities	847	6,835	6,532	18,964
Borrow (repay) debt	136	4,598	(5,044)	10,043
Exploration expense	454	(201)	892	800
Cash and cash equivalents	3,331	7,544	3,331	7,544
Working capital	($73)	$1,796	($73)	$1,796
Ore Milled, Metals Recovered to Concentrate, and Cost per Ounce Produced				
Quiruvilca Mine				
Tonnes Milled	136,593	152,710	568,451	615,382
Silver -- ounces	771,971	901,720	3,259,372	3,611,589
Zinc -- tonnes	5,018	6,039	21,009	24,462
Lead -- tonnes	1,915	2,194	8,358	8,740
Copper -- tonnes	326	329	1,204	1,215
Total cash cost per recovered ounce	$4.82	$3.44	$4.71	$3.20
Total production cost per recovered ounce	$5.85	$4.26	$5.66	$4.02
Huaron Mine				
Tonnes Milled	137,139	-	367,274	-
Silver -- ounces	1,088,183	-	2,897,946	-
Zinc -- tonnes	4,239	-	9,574	-
Lead -- tonnes	2,718	-	8,445	-
Copper -- tonnes	447	-	959	-
Total cash cost per recovered ounce	$3.93	-	$4.01	-
Total production cost per recovered ounce	$4.31	-	$4.38	-
La Colorada Mine				
Tonnes Milled	13,819	-	47,317	-
Silver -- ounces	227,481	-	782,853	-
Zinc -- tonnes	140	-	311	-
Lead -- tonnes	129	-	384	-
Total cash cost per recovered ounce	$5.08	-	$4.14	-
Total production cost per recovered ounce	$5.84	-	$4.83	-
Consolidated Production				
Tonnes milled	287,551	152,710	983,042	615,382
Silver -- ounces	2,087,635	901,720	6,940,171	3,611,589
Zinc -- tonnes	9,397	6,039	30,894	24,462
Lead -- tonnes	4,762	2,194	17,187	8,740
Copper -- tonnes	773	329	2,163	1,215
Realized Metals Prices (net of refining costs)				
Silver -- per ounce	$3.99	$4.47	$4.01	$4.57
Zinc -- per pound	$0.36	$0.49	$0.40	$0.51
Lead -- per pound	$0.22	$0.21	$0.21	$0.21
Copper -- per pound	$0.57	$0.75	$0.62	$0.74
Cost Per Ounce of Silver Recovered (net of by-product credits)				
Total cash cost per recovered ounce	$4.38	$3.44	$4.36	$3.20
Total production cost per recovered ounce	$5.05	$4.26	$5.03	$4.02

Pan American Silver Corp.

Consolidated Balance Sheets
As at December 31
(in thousands of US dollars)

	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 3,331	$ 7,544
Short-term investments	513	46
Accounts receivable	6,037	3,627
Inventories	4,655	4,413
Prepaid expenses	6,534	3,465
Total Current Assets	21,070	19,095
Property, plant and equipment, net	66,659	21,144
Mineral properties	1,785	42,518
Other assets	2,003	330
Total Assets	$ 91,517	$ 83,087
Liabilities		
Current		
Operating line of credit	$ 1,390	$ -
Accounts payable and accrued liabilities	12,283	9,055
Advances for concentrate shipments	4,071	-
Current portion of bank loans	2,209	7,276
Current portion of severance indemnity and commitments	547	573
Current portion of deferred income	643	420
Total Current Liabilities	21,143	17,324
Deferred revenue	1,850	258
Bank loans	5,010	4,987
Provision for reclamation	2,112	1,492
Severance indemnity and commitments	2,525	1,482
Total Liabilities	32,640	25,543
Shareholders' Equity		
Share capital		
Authorized:		
100,000,000 common shares of no par value		
Issued:		
December 31, 2000 – 34,381,234 shares		
December 31, 2001 – 37,628,234 shares	130,723	121,302
Additional paid in capital	1,120	1,131
Deficit	(72,966)	(64,889)
Total Shareholders' Equity	58,877	57,544
Total Liabilities and Shareholders' Equity	$ 91,517	$ 83,087

Pan American Silver Corp.

Consolidated Statements of Operations
For the years ended December 31,
(in thousands of US dollars, except for shares and per share amounts)

	2001	2000	1999
Revenue	$ 37,296	$ 29,931	$ 26,851
Expenses			
Operating	40,591	27,561	26,473
General and administration	2,138	2,177	2,242
Depreciation and amortization	4,312	2,509	2,308
Reclamation	620	461	432
Exploration	892	800	2,443
Interest expense	783	326	87
Other expenses (income)	(463)	(772)	(1,297)
Write-down of mineral properties	-	42,747	-
	48,873	75,809	32,688
Loss from operations	(11,577)	(45,878)	(5,837)
Gain on sale of land	3,500	-	-
Net loss for the year	$ (8,077)	$ (45,878)	$ (5,837)
Basic and Fully Diluted Loss Per Share	($0.22)	($1.35)	($0.20)
Weighted average shares outstanding	36,162,815	33,987,958	29,248,013

Pan American Silver Corp.

Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2001, 2000 and 1999
(in thousands of US dollars, except for shares)

	Common shares		Additional Paid In		
	Shares	Amount	Capital	Deficit	Total
Balance, January 1,1999	24,728,315	$ 74,595	$ 235	$ (13,174)	$ 61,656
Exercise of stock options	96,500	78	-	-	78
Shares issued for cash, net of share issue costs	7,607,780	38,954	-	-	38,954
Share compensation issued	28,250	153	-	-	153
Foreign exchange translation adjustment	-	-	(120)	-	(120)
Net loss for the year	-	-	-	(5,837)	(5,837)
Balance, December 31, 1999	32,460,845	113,780	115	(19,011)	94,884
Issued on acquisition of Huaron	1,780,389	7,015	-	-	7,015
Issued for purchase of royalty	140,000	507	-	-	507
Fair value of stock options granted	-	-	985	-	985
Fair value of warrants granted	-	-	69	-	69
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(45,878)	(45,878)
Balance, December 31, 2000	34,381,234	121,302	1,131	(64,889)	57,544
Exercise of stock options	247,000	789	-	-	789
Shares issued for cash, net of share issue costs	3,000,000	8,632	-	-	8,632
Fair value of warrants granted	-	-	27	-	27
Foreign exchange translation adjustment	-	-	(38)	-	(38)
Net loss for the year	-	-	-	(8,077)	(8,077)
Balance, December 31, 2001	37,628,234	$ 130,723	$ 1,120	$ (72,966)	$ 58,877

Pan American Silver Corp.

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands of US dollars)

	2001	2000	1999
Operating activities			
Sales proceeds	$ 38,176	$ 30,085	$ 26,591
Hedging activities	40	181	116
Interest paid	(783)	(326)	(87)
Other income and expenses	96	762	1,231
Products and services purchased	(36,759)	(26,898)	(26,302)
Exploration	(892)	(811)	(2,443)
Taxes paid	-	(111)	(27)
General and administration	(1,964)	(2,267)	(2,406)
	(2,086)	615	(3,327)
Financing activities			
Proceeds from (repayments of) bank loans	(5,044)	10,043	-
Shares issued for cash	9,789	-	41,649
Share issue costs	(340)	-	(2,617)
	4,405	10,043	39,032
Investing activities			
Property, plant and equipment expenditures	(6,683)	(1,077)	(2,624)
Mineral property expenditures	(24)	(17,815)	(27,359)
Short-term investments (purchases) sales	256	(13)	25
Acquisition of cash of subsidiary	-	9	-
Acquisition of shares of subsidiary	-	(65)	-
Other	(81)	(3)	27
	(6,532)	(18,964)	(29,931)
Increase (decrease) in cash and cash equivalents for the year	(4,213)	(8,306)	5,774
Cash and cash equivalents at beginning of year	7,544	15,850	10,076
Cash and cash equivalents at end of year	$ 3,331	$ 7,544	$ 15,850

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

	2001	2000	1999
Shares issued for compensation	$ -	$ -	$ 153
Shares issued for purchase of royalty	-	507	-
Shares issued for acquisition of subsidiary	-	7,015	-
Warrants granted for purchase of royalty	-	69	-
Warrants granted pursuant to equity financing	27	-	-
Equity interest in subsidiary acquired through sale of land	2,800	-	-
Shares acquired through sale of land	500	-	-
Stock options granted on acquisition of subsidiary	-	985	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: March 19, 2002

By: 

Gordon Jang,
Controller,
and Corporate Secretary